FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period May 23, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

PRESS RELEASE

Sanpaolo IMI Group: stock option plan 2002 window open

from 24 May to 17 June 2005

Turin, 23 May 2005 – SANPAOLO IMI announces that the first stock option exercise plan for 2002 reserved to Group Management opens tomorrow. The plan period is expected to expire on 17 June 2005.

Following the stock option plans, up to a maximum of   7,990,000 ordinary shares of SANPAOLO IMI, exercise price 7.12 and value date from 1 January 2005.

RELAZIONI ESTERNE			INVESTOR RELATIONS
Filippo Vecchio			Dean Quinn
Torino	011/555.7747 - Telefax	011/555.6489	Tel. 011/5552593
Bologna	051/6454411		Telefax 011/5552989
Napoli	081/7913419		e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: May 23, 2005